CANARY XRP ETF S-1/A

Exhibit 8.1

Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

October 9, 2025

Canary Capital Group LLC

8 Cadillac Drive, Suite 300

Brentwood, TN 37027
Attention: Steven McClurg

Re:	Canary XRP ETF

Ladies/Gentlemen:

We have acted as counsel for Canary Capital Group LLC, Sponsor of Canary XRP ETF, a Delaware statutory trust (the “Trust”), in connection with the issuance of Shares of fractional undivided interests in the Trust (the “Shares”), under the Declaration of Trust and First Amended and Restated Trust Agreement (the “Trust Agreement”), dated as of October 8, 2025 (the “Trust Agreement”) among Canary Capital Group LLC, a Delaware limited liability company, as sponsor (the “Sponsor) and CSC Delaware Trust Company (formerly Delaware Trust Company), as trustee (the “Trustee”). This opinion applies only to the Trust. Holders of beneficial interests in the Trust are referred to herein as the “Shareholders.” Any capitalized terms not defined herein have the meaning provided in the Trust Agreement.

Reliance and Review

In this connection, we have examined the preliminary prospectus of the Trust related to the Shares (the “Prospectus”), the Registration Statement on Form S-1 for the Shares, of which the Prospectus forms a part, the Trust Agreement, and such other instruments and documents, as we have deemed pertinent (the “Transaction Documents”). For purposes of this opinion, we are assuming that the relevant parties will at all times operate and be operated in accordance with the Transaction Documents. In addition, we are assuming that each of the assets deposited in the Trust is either XRP or cash required to by the terms of the Trust Agreement to be converted to XRP. Failure the parties to operate at all times in accordance with the Transaction Documents could result in federal and state tax treatment different from that described below.

Assumptions

You have informed us, and we are assuming that the assets of the Trust will consist of XRP and cash required to be converted to ether or waiting to be distributed. All of the assets of the Trust constitute the “Trust Assets.” We have assumed that the Incidental Rights and IR Assets do not become trust assets. You have not requested us to examine, and accordingly we have not examined, any of the Trust Assets and express no opinion as to the federal or state income tax treatment thereof.

October 9, 2025

The Transaction Documents include certain representations by the Sponsor and the Trustee with respect to which we have no independent knowledge and have done no independent investigation. Such representations include, without limitation, that:  (i) the Trust will acquire and hold the Trust Assets solely for the account of the Shareholders; (ii) the activities of the Trust will consist of the investment in the Trust Assets, the collection of the income and proceeds from such investments, and the incidental replacement of Trust Assets and temporary borrowing or reinvestment of proceeds under limited and specified circumstances; and (iii) the Trust has not and will not (a) establish an office, (b) hire employees, or (c) conduct any acts not permitted by the Trust Agreement.

Opinions

Based upon the foregoing and assuming the accuracy of the aforementioned representations and assumptions on the date hereof, the discussion below as well as continuing satisfaction of such representations and assumptions, and based upon an investigation of such matters of law as we consider to be applicable:

(i)          We are of the opinion that, under existing federal income tax law, the Trust is not an association taxable as a corporation for federal income tax purposes but should be classified as a grantor trust and should be governed by the provisions of subpart E of Part I of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986, as amended (the “Code”),1 and treated as an investment trust under Treas. Reg. § 301.7701-4(c) and a widely held investment trust under Treas. Reg. § 1.671-5.

(ii)         Section 671 provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Shareholder should be treated as the owner of a pro rata portion of the Trust under Section 676. Therefore, a Shareholder should be considered as owning a pro rata share of each of the Trust Assets in the proportion that the number of Shares held by him or her bears to the total number of Shares outstanding. We are of the opinion that, under existing federal income tax law, (a) under subpart E, subchapter J of chapter 1 of the Code, income of the Trust should be treated as income of each Shareholder in the proportion described above, and an item of Trust income should have the same character in the hands of a Shareholder as it would have if the Shareholder directly owned a pro rata portion of the Trust’s assets and (b) each Shareholder should be considered to have received his or her pro rata share of income derived from each Trust asset when such income would be considered to be received by the Shareholder if the Shareholder directly owned a pro rata portion of the Trust’s assets.

[1]	Except where otherwise indicated, references to sections are references to sections of the Code.

October 9, 2025

(iii)        Although the discussion in the Prospectus under the heading “United States Federal Income Tax Consequences” does not purport to discuss all possible United States federal income tax consequences of the purchase, ownership and disposition of Shares, in our opinion, under existing federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States federal income tax matters. In this regard, please note that (a) we have not examined any of the Trust Assets and we are therefore unable to express an opinion, and we express no opinion as to the federal income tax treatment thereof and (b) the discussion under “Taxes” depends in part on the facts peculiar to individual Shareholders of which we have made no investigation and have no knowledge.

Our opinion is based on the Code and the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in such laws, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service, nor a court of law, and has no official status of any kind. The Internal Revenue Service or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

Limitations

This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States Federal, state, local or foreign law.

October 9, 2025

The Committee on Legal Opinions of the American Bar Association promulgated the “Third-Party Legal Opinion Report, including the Legal Opinion Accord,” (the “ABA Guidelines”) in 1991. Among other things, the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of tax treatment or tax structure of any transaction relating to this matter. We hereby consent to the filing with the SEC of this letter as an exhibit to the Registration Statement and the reference to this letter and to us under the heading “United States Federal Income Tax Consequences” in the Prospectus. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Sincerely,

Chapman and Cutler LLP

PDCarman; H_Martin; MCWarren

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